FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of April 18, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc (LSE: SIG and NYSE: SIG)       Embargoed until 12.30 p.m. (BST)

Preliminary results for the 53 weeks ended 3 February 2007         18 April 2007

                      Signet Results Ahead of Expectations
                                Dividend up 9.1%

                                            Reported      Constant Exchange Rate
                                            53 weeks            52 weeks(1)

-   Group total sales: £1,893.2m             up 8.0%             up 9.9%
-   Group like for like sales                up 4.8%             up 5.4%
-   Group profit before tax: £213.2m         up 6.4%             up 9.3%
-   Earnings per share: 8.2p                 up 9.3%             up 11.0%
-   Total annual dividend per share:3.6p(2)  up 9.1%

(1) See note 11 for reconciliation. (2) Final dividend proposed in US dollars, see note 8 for translation assumption.

Divisional Highlights

   - US:- Increased leading speciality jewellery market share to 8.8%

        - Kay strengthened its No.1 speciality brand position with sales up 15.2% to $1,486.7m

        - Jared sales up 24.4% to $664.4m, national cable television advertising commenced

        - Space growth of 11%, part of $1 billion five year new store investment programme

   - UK:- Operating profit up 12.0% to £55.0 million, benefiting from cost realignment completed in early 2006

        - Diamonds now 30% of product mix, up from 23% in 2001/02

        - 44% of sales from reformatted stores

Terry Burman, Group Chief Executive, commented: "The Group continued to make good progress. The US business again increased its share of the $63 billion US jewellery market and significantly outperformed its main competition. The UK division reported a solid increase in profits in a challenging trading environment.

Since the start of the financial year the trading environment in the US appears to have weakened somewhat. As a result, in the year to date, the US business has experienced a low single digit like for like sales increase on an underlying basis, after taking into account the adverse weather disruption over Valentine's
Day and the benefit of the timing of promotional events. The strong competitive advantages of the division means it continues to be well positioned to gain further market share. In the UK, like for like sales growth has strengthened a little from the performance of last year, although the marketplace remains challenging."

Enquiries: Terry Burman, Group Chief Executive            +44 (0) 20 7317 9700
Walker Boyd, Group Finance Director                       +44 (0) 20 7317 9700
Tom Buchanan, Brunswick                                   +44 (0) 20 7404 5959
Pamela Small, Brunswick                                   +44 (0) 20 7404 5959

Signet operated 1,889 speciality retail jewellery stores at 3 February 2007;
these included 1,308 stores in the US, where the Group trades as "Kay Jewelers",
"Jared The Galleria Of Jewelry", and under a number of regional names. At that date Signet operated 581 stores in the UK, where the Group trades as "H.Samuel",
"Ernest Jones", and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com. See also www.kay.com, www.jared.com,
www.hsamuel.co.uk and www.ernestjones.co.uk.

Chairman's Statement

Group performance

I am pleased to report that the Group achieved record profits in 2006/07.
Financial highlights of the year included:

   - Sales up 8.0% to £1,893.2 million;
   - Profit before tax up 6.4% to £213.2 million; and
   - Earnings per share up 9.3% to 8.2p.

The US division substantially strengthened its position as the largest speciality retail jeweller in the US, continued to achieve sector-leading operating ratios and increased space by 11%, a little above the top end of its target range. Kay built further on its position as the leading US speciality jeweller by sales and Jared is now the number four brand in the sector. In a trading environment that continued to be challenging, the UK division achieved a solid increase in operating profit and an improved operating margin.

During 2006/07 the Group again made good progress towards its objectives, which are to:

   - continue to achieve sector leading performance standards on both sides of the Atlantic;
   - increase store productivity in the US and the UK;
   - grow new store space in the US; and
   - maintain a strong balance sheet.

Signet has been a member of the FTSE4Good Index since it was established, and endeavours to meet its changing criteria. During the year the Group continued to support the activities of the Council for Responsible Jewellery Practices and
the World Diamond Council, as we believe this to be the best and most effective way to achieve improvements in the sector's supply chain with regard to social, ethical and environmental issues. The Group has recently written to most of its suppliers of diamond and gold jewellery highlighting the importance we place on a responsibly managed supply chain and reminding them of the expectations we have of them. The Group also takes its environmental responsibilities seriously and seeks opportunites to improve its performance.

The Group's distribution policy is regularly reviewed by the Board taking into account earnings, cash flow, gearing and the needs of the business. On 5
February 2007 the redenomination of the Company's share capital became effective, therefore the final dividend will be declared in US dollars. The
Board is pleased to recommend a final dividend of 6.317 cents per share (2005/
06: 2.8875p). Based on the exchange rate on 17 April 2007, this represents a total dividend for the year of 3.6p, an increase of 9.1% (see Financial review and note 8). A £50 million share repurchase programme was announced in July 2006 and this has now been substantially completed.

Current trading

Since the start of the financial year the trading environment in the US appears to have weakened somewhat. As a result, in the year to date, the US business has experienced a low single digit like for like sales increase on an underlying basis, after taking into account the adverse weather disruption over Valentine's
Day and the benefit of the timing of promotional events. The strong competitive advantages of the division means it continues to be well positioned to gain further market share. The US bad debt performance remains comfortably within the range of the last ten years. In the UK, like for like sales growth has strengthened a little from the performance of last year, although the marketplace remains challenging. On both sides of the Atlantic, a tight control of costs has been maintained.

People

I would like to thank our staff and management for their invaluable contribution to the continued success of the Group. In particular, James McAdam who stood down as Chairman in June 2006, deserves special thanks for his long and invaluable service to the Group. I am pleased to report that he has recovered from the illness that prevented him from attending the 2006 annual general meeting.

Chief Executive's Review

Group Results

In the 53 weeks to 3 February 2007 total sales rose by 11.5% at constant exchange rates (see note 11); the reported increase was 8.0% to £1,893.2 million
(2005/06: £1,752.3 million). Total sales were adversely impacted by 3.5% due to the movement in the average US dollar / pound sterling exchange rate from $1.80
/ £1 to $1.88 / £1 but benefited from the 53rd week which contributed 1.6% to
Group sales. Like for like sales advanced by 4.8%, with US sales negatively affected by a change in timing of a Valentine's Day 2007 promotional event which moved into the first week of 2007/08. On a 52 week basis to 27 January 2007, which was not affected by this promotional timing difference, like for like sales were up by 5.4%.

Operating profit increased by 10.1% at constant exchange rates (see note 11);
the reported increase was 6.3% to £221.4 million (2005/06: £208.2 million). The
53rd week contributed £1.8 million to Group operating profit. Operating margin was 11.7% (2005/06: 11.9%). Profit before tax was up by 10.1% at constant exchange rates (see note 11) and by 6.4% on a reported basis to £213.2 million
(2005/06: £200.4 million), the 53rd week contributing £1.5 million. The tax rate was 33.6% (2005/06: 34.7%). Earnings per share rose by 12.3% at constant exchange rates (see note 11) and by 9.3% on a reported basis to 8.2p (2005/06:
7.5p), the 53rd week contributing 0.1p.

The balance sheet remains strong and gearing (net debt to total equity) at 3
February 2007 was 13.4% (28 January 2006: 11.2%). Total investment in fixed and working capital during the year was £158.5 million (2005/06: £147.1 million), predominantly to fund the record number of new stores opened. The return on capital employed ("ROCE") improved to 22.8% (2005/06: 22.4%).

US division

During 2006/07 significant progress was made in implementing the division's strategy of:

   - gaining further profitable market share;
   - achieving above sector average like for like sales growth; and
   - increasing new store space by 8% - 10% per annum.

Total dollar sales increased by 14.9% (13.2% on a 52 week basis, see note 11).
The division significantly outperformed the total US jewellery market which grew by 7.1% to $63.1 billion in calendar 2006 (2005: $58.9 billion, Source: US
Department of Commerce); its share of the speciality jewellery market was 8.8%
(2005: 8.2%). The division's like for like sales rose by 6.2% (on a 52 week basis to 27 January 2007, which was not impacted by the change in timing of a
Valentine's Day promotional event, like for like sales were up 7.0%).

Operating profit rose by 8.6% at constant exchange rates (see note 11). On a reported basis operating profit increased by 4.0% to £173.8 million (2005/06:
£167.1 million). The commencement of television advertising for Valentine's Day
2007 in the last week of 2006/07, with the related sales benefit occurring in
2007/08, meant that the 53rd week did not contribute to operating profit.

As part of the $1 billion five year expansion programme announced last year, new store space grew by 11% (2005/06: 9%), slightly above the 8% - 10% target range.
This was the largest annual increase since the acquisition of Marks & Morgan in
2000/01. Compound annual growth in new store space over the last five years has been 8%. While Jared accounted for the majority of the space growth over this period, Kay has increased its store base by almost 25% since 3 February 2002.
Over the longer term the US division has the potential to almost double store space within the three existing formats of Jared, Kay and the regional brands.

Where appropriate, acceleration of the US division's growth through acquisitions will be considered. However, as always, the Group's strict operational and financial criteria will be applied to any such opportunities.

UK division

The UK division's strategy remains to:

   - improve store productivity and operating margin;
   - lift the average transaction value; and
   - increase diamond participation in the sales mix.

Whilst the retail environment remained challenging, UK operating profit rose
12.0% to £55.0 million (2005/06: £49.1 million), the 53rd week contributing £1.8 million. Like for like sales were up 1.2%. The division achieved a healthy operating margin of 11.4%, a good ROCE of 32.7% and strong cash flow.
Notwithstanding the demanding trading conditions, the average transaction value was up by 10.5% to £63 (2005/06: £57) and diamond sales increased to 30% (2005/
06: 29%) of the product mix.

In 2006/07, there was a significant initiative to further differentiate the division's brands within the marketplace by implementing a greater focus on jewellery collections, exclusive ranges and the assortment of diamond merchandise offered. The business continued to emphasise customer service with the launch of major new staff training programmes. The development of television advertising continued with H.Samuel moving to national coverage, and Ernest
Jones maintaining a similar level to the prior year. While the number of stores remodelled during the year was fewer than in 2005/06, it was in line with the normal refurbishment cycle. In implementing these initiatives the division continued to draw on the US business' best practice and experience.

Business Reviews

US division (75% of Group sales)

Details of the US division's results are set out below:

                                                        Change at
                                                         constant    Like for
                    2006/07     2005/06        Change    exchange        like
                   53 weeks    52 weeks      reported    rates(1)      change
                         £m          £m             %           %           %

Sales                1,410.7     1,282.7       10.0(2)      14.9        6.2(3)

Operating profit     173.8       167.1         4.0(2)        8.6

Operating margin     12.3%       13.0%

ROCE                 21.5%       22.4%

(1)  See note 11 for reconciliation of impact of exchange rates.
(2)  The 53rd week contributed 1.7% to sales and had no impact on operating profit, see note 11.
(3)  Like for like sales for the 52 weeks to 27 January, which were not impacted by the change in timing of a Valentine's Day promotion were 7.0%.

Financial performance

The operating margin of 12.3% remained within the range of the last five years
(2005/06: 13.0%). Expense leverage of 70 basis points from like for like sales growth partly offset the impact of additional immature space of 50 basis points as well as the adverse effect of both the movement in gross margin percentage of
70 basis points and the 53rd week of 20 basis points.

Expense leverage was curtailed by an above normal level of increase in healthcare costs, freight charges and property taxes. The bad debt charge was
2.8% of total sales (2005/06: 3.0%). The proportion of sales through the in-house credit card was 51.7% (2005/06: 51.6%).

The movement in gross margin percentage reflected the adverse impact of higher commodity costs, changes in mix and a slightly more competitive pricing environment in the fourth quarter. In 2006/07 gold prices increased significantly, however, diamond prices were broadly stable. The variance in mix reflected the growth of Jared and an increase in diamond participation, both of which are driving like for like sales growth and expense leverage. All of these factors were partly offset by supply chain initiatives, and selective pricing changes predominantly implemented in the second quarter of 2006/07.

ROCE was 21.5% (2005/06: 22.4%) reflecting the additional investment in an 11%
increase in space. The proportion of stores under six years old in 2006/07 was
32% compared to 22% in 2001/02 (treating the acquired Marks & Morgan sites as existing stores). The higher proportion of immature store space constrains the
ROCE in the short term, but increases operating profit and drives future growth.

Store operations

During 2006/07 the first phase of an enhanced training system, to develop customer service skills and product knowledge further, was introduced into the stores; the systems for training jewellery repair staff were improved; and a customer satisfaction index was included in the monthly performance indicators for each store. Store staff also received additional training on supply chain issues such as conflict diamonds and the environmental impact of gold mining.

Merchandising

Average unit selling prices in mall stores and Jared increased by 4% and 3%
respectively, reflecting selective changes in retail prices as a result of increased commodity costs. This was partly offset by the rapid growth of the heavily promoted "Circle" and "Journey" merchandise, the latter being a new range launched in conjunction with a marketing campaign by the Diamond Trading
Company. The right hand diamond ring selection was increased and the upper end of the diamond collection continued to be successfully developed. In Jared, the
"Peerless Diamond" was introduced into all stores and the luxury watch ranges were further extended. The rough diamond sourcing trial, the objective of which is to secure additional reliable and consistent supplies of diamonds at a lower cost, was increased over the prior year and will be expanded further in 2007/08.

Marketing

Annual gross marketing spend amounted to 7.0% of sales (2005/06: 6.7%). Dollar marketing expenditure increased by 21% reflecting the growth in total sales, the higher proportion of sales being generated by Jared and the impact of the commencement of television advertising for Valentine's Day 2007 in the 53rd week. Further leverage of the "Every kiss begins with Kay" advertising campaign continued to help drive sales performance. The JB Robinson television advertising test was expanded to a further three markets; the other markets with regional brands continued to be supported by radio advertising. National cable television advertising was used by Jared stores for the first time during the holiday period and the "He went to Jared" campaign was further developed. It is expected that Jared will have sufficient scale to move to national network television advertising in the fourth quarter of 2007/08.

Kay Jewelers

Kay sales increased by 15.2% to $1,486.7 million (2005/06: $1,290.1 million).
During the year a further net 51 stores were opened, bringing the total to 832.
Following a successful three year trial of 31 sites, the roll-out of Kay stores in open-air retail centres began with 21 opened in 2006/07; a further 35 - 40 are planned for 2007/08. Due to the division's strict real estate criteria, no new stores in metropolitan locations were opened in 2006/07; the three metropolitan locations opened in 2005/06 traded satisfactorily. The test of Kay stores in outlet centres started with four additional sites. A trial of a mall superstore format, drawing on the experience of Jared and the metropolitan store concept, was commenced in 11 locations during 2006/07. In September 2006 an
e-commerce facility was successfully launched on the Kay website and will be developed further in 2007/08.

Regional brands

341 mall stores traded under strong regional brand names at 3 February 2007 with sales up 3.4% to $501.0 million (2006/07: $484.5 million). There are now 114 JB
Robinson locations; 19 stores were rebranded to that format during 2006/07 as part of the test of local television advertising. The regional brands continue to significantly outperform the speciality jewellery sector average sales per store.

Jared The Galleria Of Jewelry

Jared sales were up by 24.4% to $664.4 million (2005/06: $534.2 million); the portfolio of 135 stores, equivalent in space terms to about 550 mall stores, increased by 25 during 2006/07.
The Jared concept again accounted for the majority of the Group's space growth.
The chain is immature with only 41% of stores having traded for five or more years. In their fifth year of trading the average sales of these stores was some
$5.6 million, above the target level set at the time of the original investment.
The average sales per store for those Jared locations that have been open for six years or more was $6.8 million in 2006/07. Jared's average store contribution rate was broadly similar to that of the division as a whole.

In 2006/07, Jared entered nine new markets, the largest being Los Angeles.
Representation was expanded in eight cities, including Boston, Chicago,
Baltimore and Denver. It is planned to enter the major centres of New York and
Philadelphia in 2007/08.

Real estate

The table below sets out the store numbers, net new openings and the potential number of stores by chain:

                                                      Planned net
             28 January   Net openings   3 February      openings
                   2006        2006/07         2007      2007/ 08     Potential
Store numbers
             ------------------------------------------------------------------

Kay
Mall            746          26           772          25-30          850+
Off-mall        31           21           52           35-40          500+
Outlet          1            4            5            5              50-100
Metropolitan    3            nil          3            nil            30+
             ------------------------------------------------------------------

                781          51           832          65-75          1,430+
Regionals       330          11           341          5              c.700
Jared           110          25           135          20-25          250+
             ------------------------------------------------------------------

Total           1,221        87           1,308        90-105         2,380+
             ------------------------------------------------------------------

Investment

In 2006/07 fixed capital investment was $101.1 million (2005/06: $88.4 million), including some $57 million related to new store space. In 2007/08 capital expenditure is planned to rise to about $135 million, including circa $65 million related to new space. The investment in working capital, that is inventory and receivables, associated with space growth amounted to some $119 million in 2006/07 and is expected to be higher in 2007/08. 59 stores were refurbished or relocated (2005/06: 57) with some 77 planned for 2007/08. During
2006/07, a two year project to increase the capacity of the distribution centre was completed on schedule.

Recent investment in the store portfolio, both fixed and working capital, is set out below:

                                        2006/07      2005/06      2004/05
                                             $m           $m           $m
                                        ---------------------------------
New stores

Fixed capital investment                     57           45           27
Working capital investment                  119           96           76
                                        ---------------------------------

Total investment                            176          141          103

Other store fixed capital investment         30           28           29
                                        ---------------------------------

Total store investment                      206          169          132
                                        ---------------------------------

UK division (25% of Group sales)

Details of the UK division's results are set out below:

                                                     Change      Like for
                        2006/07        2005/06                       like
                       53 weeks       52 weeks                     change
                             £m             £m            %             %

Sales: H.Samuel           260.8          256.2          1.8           0.7
       Ernest Jones       217.6          208.5          4.4           1.7
       Other                4.1            4.9        (16.3)
                      -----------------------------

Total                     482.5          469.6          2.7(1)        1.2
                      -----------------------------

Operating profit         55.0(1)          49.1         12.0(1)

Operating margin         11.4%            10.5%

ROCE                     32.7%            26.6%

(1) The 53rd week contributed 1.5% to sales and 3.6% to operating profit, that is £1.8 million. See note 11 for reconciliation.

Financial performance

The UK division's operating margin was 11.4% (2005/06: 10.5%) reflecting stable sales, tight management of gross margin and strict control of costs. Gross margin percentage increased by 30 basis points, the benefit from advantageous hedging positions and selective price increases more than offsetting higher commodity costs. Actions taken to reduce costs in early 2006 benefited the business throughout 2006/07 and resulted in a 40 basis point improvement to operating margin; the impact of the 53rd week was favourable by 20 basis points.

ROCE improved to 32.7% (2005/06: 26.6%), reflecting the high leverage of capital employed in the UK division.

Store operations

An improved customer service training programme called Amazing Customer
Experience ("ACE") was introduced in 2006/07 and will be developed further in
2007/08. Training for all tiers of store operations management took place to support the introduction of the ACE programme and to build general management skills. Opportunities for enhanced store procedures and employment practices were identified through a staff opinion survey. Store staff also received additional training on supply chain issues such as conflict diamonds and the environmental impact of gold mining.

Merchandising

The division focused on the development of jewellery collections and exclusive merchandise to further differentiate its brands in the marketplace. For example, in H.Samuel the Forever Diamond selection was increased, the Soulmate and Cafe diamond collections were introduced and there was a range of exclusive watches from Rotary. In Ernest Jones the Leo Diamond range was further expanded, the
Vintage and Nature collections launched, a selection of "Journey" pieces tested and exclusive watches from manufacturers such as Emporio Armani stocked. Since
2001/02 diamond participation has risen from 17% to 23% in H.Samuel and from 33%
to 38% in Ernest Jones. The average unit selling price in H.Samuel was £42 (2005
/06: £38) and in Ernest Jones £163 (2005/06: £148); during the last five years average transaction values have increased by 35.4% and 36.9% respectively.

Marketing

For Christmas 2006 television advertising was successfully expanded to national coverage for H.Samuel and regional support continued for Ernest Jones at a similar level to 2005/06. H.Samuel was also supported by national newspaper advertising during December 2006. Gross marketing expenditure represented 3.1%
of sales in 2006/07 (2005/06: 3.2%). In September 2006 an e-commerce capability was launched on the Ernest Jones website as a complement to store-based customer service. The H.Samuel website is the most visited among speciality jewellery retailers according to Hitwise, while that of Ernest Jones is the third most visited; the e-commerce initiatives are meeting their investment targets.

Real estate and investment

During 2006/07, 28 stores were refurbished or relocated, including two in the traditional design. At the year end 255 stores, mostly H.Samuel, traded in the modernised format. This type of store accounted for 44% of the UK division's sales in 2006/07. During the year 11 H.Samuel and two Ernest Jones stores were closed, and one Ernest Jones opened. At the year end there were 581 stores (375
H.Samuel and 206 Ernest Jones). The level of store capital expenditure was £8 million (2005/06: £22 million), significantly less than the prior year reflecting the phasing of the normal store refurbishment cycle and only one new store opening. The level of store refit is planned to be at a similar level in
2007/08, with some design enhancements to the Ernest Jones format being tested.
Store capital expenditure is expected to increase to some £13 million largely reflecting a planned higher level of investment in relocations and new stores.

Recent investment in the store portfolio is set out below:

                                               2006/07     2005/06     2004/05
                                               -------------------------------

Store refurbishments and relocations             28          78          81

New H.Samuel stores                               -           3           2

New Ernest Jones stores                           1           5           7

Store fixed capital investment                   £8m        £22m        £23m

Group Financial Review

Operating margin and ROCE

Operating margin (operating profit to sales ratio) was 11.7% (2005/06: 11.9%)
and ROCE was 22.8% (2005/06: 22.4%). Capital employed is based on the average of the monthly balance sheets and at 3 February 2007 included US in-house credit card debtors amounting to £395.6 million (28 January 2006: £382.7 million).

Group and financing costs

Group central costs amounted to £7.4 million (2005/06: £8.0 million including a property provision of £0.7 million). Net financing costs amounted to £8.2 million (2005/06: £7.8 million), the increase being primarily due to the transition from a securitised borrowing facility to the new private placement note facility and incremental borrowing as a result of the share buy back programme offset by the movement in the US dollar / pound sterling exchange rate.

Taxation

The charge of £71.7 million (2005/06: £69.6 million) represents an effective tax rate of 33.6% (2005/06: 34.7%). The rate is lower than previously indicated due to the tax treatment of share options and the favourable resolution of certain prior year tax positions. It is anticipated that, subject to the outcome of various uncertain tax positions, the Group's effective tax rate in 2007/08 may increase to a level of up to 37%, this being an approximation to the underlying effective tax rate for the Group.

Profit for the financial period

Profit for the 53 weeks ended 3 February 2007 was £141.5 million (2005/06:
£130.8 million).

Impact of 53rd week

2006/07 was a 53 week financial year. The extra week increased total sales by
1.6% (1.7% in the US and 1.5% in the UK) and contributed £1.8 million to operating profit (nil effect in the US and £1.8 million in the UK). Net of additional interest costs of £0.3 million, profit before tax benefited by £1.5 million.

Purchase of own shares

During 2006/07 the Group commenced a share buy back programme with 30.3 million shares being purchased for £33.7 million. A further 11.4 million shares have been purchased for £13.8 million since the start of the 2007/08 financial year, substantially completing the £50 million target announced in July 2006.

Liquidity and capital resources

Cash generated from operations amounted to £182.2 million (2005/06: £188.1 million) after funding a working capital increase of £92.3 million (2005/06:
£71.2 million), principally as a result of the growth of the US division. It is anticipated that in 2007/08 there will be a further increase in the level of working capital investment as a result of planned US store openings. Interest of
£16.7 million (2005/06: £11.4 million) and tax of £69.2 million (2005/06: £64.7 million) were paid. Net cash from operating activities was £96.3 million (2005/
06: £112.0 million).

Group capital expenditure was £66.2 million (2005/06: £75.9 million). The level of capital expenditure was some 1.3 times (2005/06: 1.6 times) the depreciation and amortisation charge of £50.3 million (2005/06: £46.2 million). Capital expenditure in 2007/08 is expected to be £85 million to £95 million, most of which will be store related. There were disposal proceeds of £2.4 million (2005/
06: £7.5 million). Equity dividends of £57.8 million (2005/06: £52.7 million)
were paid in the year and the net movement in shares outstanding was an outflow of £29.6 million (2005/06: inflow £1.9 million) reflecting the share buy back programme. The rise in net debt before exchange adjustments was £45.9 million
(2005/06: £4.8 million), the increase reflecting the higher rate of space growth in the US and the £33.7 million (2005/06: £2.0 million) purchase of own shares.
In 2007/08 the increase in net debt before exchange adjustments and net movement in equity capital is expected to be between £35 million and £45 million reflecting a planned higher level of capital expenditure and an anticipated rise in tax and dividend payments.

Net debt

Net debt at 3 February 2007 was £118.4 million (28 January 2006: £98.6 million).
Group gearing at the year end was 13.4% (28 January 2006: 11.2%) and the fixed charge cover was unchanged at 2.0 times.

Pensions

The Group has one defined benefit plan (the "Group Scheme") for UK-based staff, which was closed to new members in 2004. All other pension arrangements consist of defined contribution plans. The IAS 19 present value of obligations of the
Group Scheme decreased last year by £10.9 million to £130.9 million and the market value of the Group Scheme's assets increased by £6.5 million to £132.8 million; as a result the balance sheet at 3 February 2007 reflected a net pension asset of £1.3 million (28 January 2006: net pension liability of £10.9 million).

The triennial valuation of the Group Scheme was carried out as at 5 April 2006.
There was a surplus and as a result no additional contributions were required as part of a recovery plan to eliminate a deficit. The cash contribution to the fund in 2006/07 was £3.6 million (2005/06: £4.3 million) and the Group expects to contribute some £3.9 million in 2007/08.

Dollar reporting and payment of dividends

Following the approval of shareholders and the High Court, the redenomination of the Company's share capital became effective on 5 February 2007. The Company's functional currency is now US dollars and in the future the Group will report in
US dollars. The Company will continue to be registered and have its headquarters in England, and will maintain its primary listing on the London Stock Exchange with the shares quoted in pounds sterling. It will also continue to maintain a listing on the New York Stock Exchange, with the American Depositary Receipts quoted in US dollars. A US dollar presentation of the results will shortly be available on the Signet website www.signetgroupplc.com.

Following the redenomination of the share capital the final dividend will be declared in US dollars. A letter will be sent today to all shareholders on the register asking whether they wish to receive this, and future dividends, in US dollars or pounds sterling. Shareholders will in future be able to change their election by contacting the Company's registrar. For shareholders who wish to receive the proposed final dividend in pounds sterling, the actual amount will be calculated using the exchange rate as derived from Reuters at 4.00 p.m. on the record date of 1 June 2007.

Summary of Fourth Quarter Results (Unaudited)

                               14 weeks        13 weeks
                                  ended           ended
                             3 February      28 January     Like for like
                                   2007            2006            change
                                     £m              £m                 %
Sales

UK                                204.1           195.8              +1.5
US                                550.3           523.1              +5.4
                               ---------------------------
                                  754.4           718.9              +4.2
                               ---------------------------

Operating profit

UK - Trading                      59.5             54.0
   - Group central costs          (1.8)            (3.3)
                               ---------------------------

                                  57.7             50.7
US                                95.0             96.5
                               ---------------------------

Total operating profit           152.7            147.2
Net financing costs               (1.6)            (1.9)
                               ---------------------------

Profit before tax                151.1            145.3

Taxation                         (49.6)           (50.6)

Profit for the period            101.5             94.7
                               ---------------------------

EPS - basic                        5.9p             5.4p

    - diluted                      5.9p             5.4p

The Board of Directors approved this statement of preliminary results on 18
April 2007.

Investor relations programme details

There will be an analysts' presentation and conference call today at 2.00 p.m.
BST (9.00 a.m. EDT and 6.00 a.m. Pacific Time) and a simultaneous audio and video webcast at www.signetgroupplc.com. To help ensure the conference call begins in a timely manner, could all participants please dial in 5 to 10 minutes prior to the scheduled start time. The call details are:

European dial-in:        +44 (0) 20 7138 0816
US dial-in:              +1 718 354 1171

European 48hr. replay:   +44 (0) 20 7806 1970         Access code: 1908484#
US 48hr. replay:         +1 718 354 1112              Access code: 1908484#

Virtual Store Tour

A virtual store tour of the Group's major retail formats is available at
www.signetgroupplc.com.

Investor Day and Store Tour, Akron, Ohio, Wednesday 9 May 2007

It is intended to hold an Investor Day and Store Tour for professional investors in Akron, Ohio on Wednesday 9 May 2007.

First quarter sales

First quarter sales figures are expected to be announced on 10 May 2007.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These
statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words
"expects," "intends," "anticipates," "estimates," "may," "forecast,"
"objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Company's 2005/06 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 4, 2006 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNET GROUP plc

Consolidated income statement
for the 53 weeks ended 3 February 2007

                                      53 weeks               52 weeks
                                         ended                  ended
                                    3 February             28 January
                                          2007                   2006      Notes
----------------------------          --------               --------     ------
                                          £m                     £m
----------------------------          --------               --------     ------

Sales                                1,893.2                1,752.3       2,11
Cost of sales                       (1,644.9)              (1,516.3)
----------------------------          --------               --------     ------
Gross profit                           248.3                  236.0
Administrative expenses                (75.6)                 (74.1)
Other operating income                  48.7                   46.3          3
----------------------------          --------               --------     ------
Operating profit                       221.4                  208.2       2,11
Finance expense                        (18.2)                 (11.4)         4
Finance income                          10.0                    3.6          4
----------------------------          --------               --------     ------
Profit before tax                      213.2                  200.4         11
Taxation - UK                          (14.8)                 (12.9)         5
         - US                          (56.9)                 (56.7)         5
----------------------------          --------               --------     ------
Profit for the financial period        141.5                  130.8         11
----------------------------          --------               --------     ------
----------------------------          --------               --------     ------
Earnings per share - basic               8.2p                   7.5p      7,11
                   - diluted             8.2p                   7.5p      7,11
----------------------------          --------               --------     ------

All of the above relate to continuing activities.

Consolidated balance sheet
at 3 February 2007

                                              3 February      28 January
                                                    2007            2006   Notes
------------------------------                   -------         -------  ------
                                                    £m              £m
------------------------------                   -------         -------  ------

Assets:
Non-current assets
Intangible assets                                 23.5            22.9
Property, plant and equipment                    246.1           253.8
Other receivables                                 14.8            14.3
Retirement benefit asset                           1.9               -
Deferred tax assets                               14.7            17.4
------------------------------                   -------         -------  ------
                                                 301.0           308.4
------------------------------                   -------         -------  ------
Current assets
Inventories                                      685.6           679.7
Trade and other receivables                      441.2           430.4
Cash and cash equivalents                         77.3            52.5
------------------------------                   -------         -------  ------
                                               1,204.1         1,162.6
------------------------------                   -------         -------  ------

Total assets                                   1,505.1         1,471.0
------------------------------                   -------         -------  ------

Liabilities:
Current liabilities
Borrowings due in less than one
year                                              (2.8)         (151.1)
Trade and other payables                        (199.2)         (204.7)
Deferred income                                  (62.3)          (62.8)
Current tax                                      (51.6)          (50.2)
------------------------------                   -------         -------  ------
                                                (315.9)         (468.8)
------------------------------                   -------         -------  ------
Non-current liabilities
Borrowings due in more than one
year                                            (192.9)              -
Trade and other payables                         (37.9)          (36.0)
Deferred income                                  (67.0)          (65.6)
Provisions                                        (5.1)           (6.2)
Retirement benefit obligation                        -           (15.5)
------------------------------                   -------         -------  ------
                                                (302.9)         (123.3)
------------------------------                   -------         -------  ------

Total liabilities                               (618.8)         (592.1)
------------------------------                   -------         -------  ------
------------------------------                   -------         -------  ------
Net assets                                       886.3           878.9
------------------------------                   -------         -------  ------

Equity:
Capital and reserves attributable to
shareholders
Share capital                                      8.6             8.7
Share premium                                     77.0            71.7       9
Other reserves                                   142.3           142.2       9
Retained earnings                                658.4           656.3       9
------------------------------                   -------         -------  ------
Total equity                                     886.3           878.9
------------------------------                   -------         -------  ------

Consolidated cash flow statement
for the 53 weeks ended 3 February 2007

                                                      53 weeks          52 weeks
                                                         ended             ended
                                               3 February 2007   28 January 2006
-----------------------------                         --------          --------
                                                          £m                £m
-----------------------------                         --------          --------

Cash flows from operating activities:

Profit before tax                                      213.2             200.4
Adjustments for:
Finance income                                         (10.0)             (3.6)
Finance expense                                         18.2              11.4
Depreciation of property, plant and
equipment                                               49.0              45.0
Amortisation of intangible assets                        1.3               1.2
Other non-cash movements                                 2.4               4.9
Loss on disposal of property, plant and
equipment                                                0.4                 -
-----------------------------                         --------          --------
Operating cash flows before movements in
working capital                                        274.5             259.3
Increase in inventories                                (62.8)            (72.8)
Increase in trade and other receivables                (54.0)            (51.4)
Increase in payables and deferred income                24.5              53.0
-----------------------------                         --------          --------
Cash generated from operations                         182.2             188.1
Interest paid                                          (16.7)            (11.4)
Taxation paid                                          (69.2)            (64.7)
-----------------------------                         --------          --------
Net cash from operating activities                      96.3             112.0
-----------------------------                         --------          --------

Investing activities:
Interest received                                        9.0               2.4
Purchase of property, plant and equipment              (62.2)            (70.4)
Purchase of intangible assets                           (4.0)             (5.5)
Proceeds from sale of property, plant and
equipment                                                2.4               7.5
-----------------------------                         --------          --------
Cash flows from investing activities                  (54.8)            (66.0)
-----------------------------                         --------          --------

Financing activities:
Dividends paid                                         (57.8)            (52.7)
Proceeds from issue of share capital                     4.1               3.9
Purchase of own shares                                 (33.7)             (2.0)
Decrease in borrowings falling due within
one year                                              (132.1)            (46.6)
Increase in borrowings falling due in more
than one year                                          204.4                 -
-----------------------------                         --------          --------
Cash flows from financing activities                  (15.1)            (97.4)
-----------------------------                         --------          --------

Cash and cash equivalents at beginning of
the period                                              52.5             102.4
Increase/(decrease) in cash and cash
equivalents                                             26.4             (51.4)
Exchange adjustments                                    (1.6)              1.5
-----------------------------                         --------          --------
Closing cash and cash equivalents                       77.3              52.5
-----------------------------                         --------          --------

Reconciliation of net cash flow to movement in net debt

Net debt at beginning of period                        (98.6)            (83.5)
Increase/(decrease) in cash and cash equivalents        26.4             (51.4)
Decrease in borrowings falling due within one year     132.1              46.6
Increase in borrowings falling due in more than
one year                                              (204.4)                -
Exchange adjustments                                    26.1             (10.3)
-----------------------------                         --------          --------
Net debt at end of period                             (118.4)            (98.6)
-----------------------------                         --------          --------

Net debt represents cash and cash equivalents and borrowings.

Consolidated statement of recognised income and expense
for the 53 weeks ended 3 February 2007

                                                      53 weeks          52 weeks
                                                         ended             ended
                                               3 February 2007   28 January 2006
-------------------------------                       --------          --------
                                                          £m                £m
-------------------------------                       --------          --------

Exchange differences on translation of
foreign operations                                     (63.4)             35.7
Effective portion of fair value movements
on cash flow hedges                                      0.9               4.9
Actuarial gain/(loss) on retirement
benefit obligation                                      16.2             (16.3)
Deferred tax on items recognised in equity              (5.5)              1.7
-------------------------------                       --------          --------
Net (expense)/income recognised directly
in equity                                              (51.8)             26.0
Transfer to initial carrying value of
inventory from cash flow hedges                          0.8              (2.9)
Profit for the financial period                        141.5             130.8
-------------------------------                       --------          --------
Total recognised income & expense
attributable to shareholders                            90.5             153.9
-------------------------------                       --------          --------

Notes to the financial results
for the 53 weeks ended 3 February 2007

1. Basis of preparation

This financial information has been prepared in accordance with International
Financial Reporting Standards as adopted by the European Union ("Adopted IFRS").
No adjustment would be required if the Group wished to assert compliance with
IFRS as adopted by the International Accounting Standards Board for the
accounting periods presented in this announcement. This financial information has been prepared on the basis of the accounting policies set out in the Annual
Report & Accounts for the 52 weeks ended 28 January 2006 which are available on the Group's website www.signetgroupplc.com.

Whilst the financial information included in this preliminary announcement has been prepared in accordance with Adopted IFRS, this announcement does not itself contain sufficient information to comply with Adopted IFRS.

2. Segmental information
                                                            2007          2006
-------------------------------                            --------     --------
                                                              £m            £m
-------------------------------                            --------     --------

Sales by origin and destination
UK, Channel Islands & Republic of Ireland                   482.5        469.6
US                                                        1,410.7      1,282.7
-------------------------------                            --------     --------
                                                          1,893.2      1,752.3
-------------------------------                            --------     --------

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
 - Trading                                                   55.0         49.1
 - Group function (1)                                        (7.4)        (8.0)
-------------------------------                            --------     --------
                                                             47.6         41.1
US                                                          173.8        167.1
-------------------------------                            --------     --------
                                                            221.4        208.2
-------------------------------                            --------     --------

(1) Group function costs for 2006 included a net charge of £0.7 million relating to property provisions.

The Group's results derive from one business segment - the retailing of jewellery, watches and associated services.

3. Other operating income

Other operating income comprises interest receivable from the US in-house credit programme of £49.7 million (2006: £45.5 million) and foreign exchange losses of
£1.0 million (2006: £0.8 million gains).

4. Finance income and expense
                                                            2007          2006
-------------------------------                            --------     --------
                                                              £m            £m
-------------------------------                            --------     --------

Interest income                                               8.9          2.4
Defined benefit pension scheme
   - expected return on scheme assets                         7.8          6.9
   - interest on pension liabilities                         (6.7)        (5.7)
-------------------------------                            --------     --------
Finance income                                               10.0          3.6
Finance expense                                             (18.2)       (11.4)
-------------------------------                            --------     --------
Net finance charge                                           (8.2)        (7.8)
-------------------------------                            --------     --------

5. Taxation
                                                           2007           2006
------------------------------------                     --------       --------
                                                             £m             £m
------------------------------------                     --------       --------

Current taxation  - UK                                     16.3           11.5
                  - US                                     56.3           60.0
Deferred taxation - UK                                     (1.5)           1.4
                  - US                                      0.6           (3.3)
------------------------------------                     --------       --------
                                                           71.7           69.6
------------------------------------                     --------       --------

6. Translation differences

The exchange rates used for the translation of US dollar transactions and balances in these accounts are as follows:
                                                           2007           2006
------------------------------------                     --------       --------

Income statement (average rate)                            1.88           1.80
Balance sheet (closing rate)                               1.97           1.77
------------------------------------                     --------       --------

7. Earnings per share
                                                               2007       2006
------------------------------------                         --------   --------

Earnings attributable to shareholders (£m)                    141.5      130.8
------------------------------------                         --------   --------

Basic weighted average number of shares in issue (million)  1,727.6    1,736.6
Dilutive effect of share options (million)                      6.8        3.3
------------------------------------                         --------   --------
Diluted weighted average number of shares (million)         1,734.4    1,739.9
------------------------------------                         --------   --------
Earnings per share - basic                                      8.2p       7.5p
- diluted                                                       8.2p       7.5p
------------------------------------                         --------   --------

The number of shares in issue at 3 February 2007 was 1,713,553,809 (28 January
2006: 1,738,843,382).

8. Dividends
                                                               2007       2006
------------------------------------                         --------   --------
                                                                 £m         £m
------------------------------------                         --------   --------

Final dividend paid of 2.8875p per share (2006: 2.625p)        50.1       45.5
Interim dividend paid of 0.4434p per share (2006: 0.4125p)      7.7        7.2
------------------------------------                         --------   --------
                                                               57.8       52.7
------------------------------------                         --------   --------

During 2006/07, a dividend of 2.8875p per share was paid on 7 July 2006 in respect of the final dividend declared for the year ended 28 January 2006. An interim dividend for the year ended 3 February 2007 was also paid on 3 November
2006.

Subject to shareholder approval, a proposed dividend of 6.3170 cents per share will be paid on 6 July 2007 to those shareholders on the register of members at close of business on 1 June 2007. This financial information does not reflect this proposed dividend, which will be treated as an appropriation of retained earnings in the year ending 2 February 2008.

Following the redenomination of the Company's share capital on 5 February 2007, dividends are declared in US dollars. A letter will be sent today to all shareholders on the register asking whether they wish to receive this, and future dividends, in US dollars or pounds sterling. Shareholders will in future be able to change their election by contacting the Company's registrars. For shareholders who wish to receive the proposed final dividend in pounds sterling, the actual amount will be calculated using the exchange rate as derived from
Reuters at 4.00 p.m. on the record date of 1 June 2007.

Under US tax legislation the rate of US federal income tax on dividends received by individual US shareholders from qualified foreign corporations is reduced to
15%. Dividends paid by the Group to individual US holders of shares or ADSs should qualify for this preferential tax treatment. The change in legislation only applies to individuals subject to US federal income taxes and therefore the tax position of UK shareholders is unaffected. Individual US holders are urged to consult their tax advisers regarding the application of this US legislation to their particular circumstances.

9. Share premium and reserves

                                                     Other reserves               Retained earnings
                                                --------------------  ------------------------------------------
                                                                      Purchase
                                         Share     Capital   Special    of own  Hedging  Translation    Retained
                                       premium  redemption  reserves    shares  reserve      reserve  reserve(1)  Total
                                            £m          £m        £m        £m       £m           £m          £m     £m
---------------                        -------      ------    ------    ------   ------       ------      ------ ------

Balance at 29 January 2005                68.0           -     142.2      (7.9)       -       (118.0)      678.7  763.0

Recognised income and expense:
   - profit for the financial period         -           -         -         -        -            -       130.8  130.8
   - cash flow hedges (net)                  -           -         -         -      1.4            -           -    1.4
   - translation differences                 -           -         -         -        -         33.1           -   33.1
   - actuarial loss (net)                    -           -         -         -        -            -       (11.4) (11.4)
Dividends                                    -           -         -         -        -            -       (52.7) (52.7)
Equity-settled transactions (net)            -           -         -         -        -            -         4.1    4.1
Share options exercised                    2.3           -         -       1.6        -            -           -    3.9
Purchase of own shares by ESOT               -           -         -      (2.0)       -            -           -   (2.0)
Shares issued to ESOTs                     1.4           -         -         -        -            -        (1.4)     -
---------------                        -------      ------    ------    ------   ------       ------      ------ ------
Balance at 28 January 2006                71.7           -     142.2      (8.3)     1.4        (84.9)      748.1  870.2
Recognised income and expense:
   - profit for the financial period         -           -         -         -        -            -       141.5  141.5
   - cash flow hedges (net)                  -           -         -         -      1.2            -           -    1.2
   - translation differences                 -           -         -         -        -        (63.4)          -  (63.4)
   - actuarial gain (net)                    -           -         -         -        -            -        11.2   11.2
Dividends                                    -           -         -         -        -            -       (57.8) (57.8)
Equity-settled transactions (net)            -           -         -         -        -            -         4.3    4.3
Share options exercised                    4.6           -         -       1.1        -            -        (1.6)   4.1
Purchase of own shares                       -         0.1         -         -        -            -       (33.7) (33.6)
Shares issued to ESOTs                     0.7           -         -         -        -            -        (0.7)     -
---------------                        -------      ------    ------    ------   ------       ------      ------ ------
Balance at 3 February 2007                77.0         0.1     142.2      (7.2)     2.6       (148.3)      811.3  877.7
---------------                        -------      ------    ------    ------   ------       ------      ------ ------

(1)     The retained reserve includes the unrealised surplus arising from revaluing freehold and long leasehold properties of £4.3 million (2005/06: £4.3 million).

10. Accounts

The financial information set out above does not constitute the Company's statutory accounts for the 53 weeks ended 3 February 2007 or the 52 weeks ended
28 January 2006, but is derived from those accounts. Statutory accounts for the
52 weeks ended 28 January 2006 have been delivered to the Registrar of
Companies, whereas those for the 53 weeks ended 3 February 2007 will be delivered following the Company's annual general meeting. The auditors have reported under Section 235 of the Companies Act 1985 on those accounts for each of those periods; their reports were unqualified and did not contain a statement under Section 237 (2) or (3) of that Act.

11. Impact of constant exchange rates and 53rd week

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as 'at constant exchange rates' throughout this release. The Group considers this a useful measure for analysing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales, operating profit, profit before tax, profit for the financial period and earnings per share at constant exchange rates and the impact of the 53rd week, including a reconciliation to the Group's GAAP results, is analysed below.

53 weeks ended 3 February 2007

                                                                                                     2006/07    2006/07
                                                                       2005/06                    on 52 week    52 week
                                                    Growth   Impact         at  Growth at           basis at  growth at
                                                        at       of   constant   constant           constant   constant
                                                    actual exchange   exchange   exchange  Impact   exchange   exchange
                                                  exchange     rate      rates      rates of 53rd      rates      rates
                                 2006/07  2005/06    rates movement  (non-GAAP) (non-GAAP)   week  (non-GAAP) (non-GAAP)
                                      £m       £m        %       £m         £m          %      £m         £m          %

Sales by origin and destination:
UK                                 482.5    469.6      2.7        -      469.6        2.7    (7.3)     475.2        1.2
US                               1,410.7  1,282.7     10.0    (54.6)   1,228.1       14.9   (20.8)   1,389.9       13.2
--------------                   -------   ------    -----   ------     ------     ------  ------     ------     ------
                                 1,893.2  1,752.3      8.0    (54.6)   1,697.7       11.5   (28.1)   1,865.1        9.9
--------------                   -------   ------    -----   ------     ------     ------  ------     ------     ------

Operating profit:
UK - Trading                        55.0     49.1     12.0        -       49.1       12.0    (1.8)      53.2        8.4
   - Group function                 (7.4)    (8.0)     n/a        -       (8.0)       n/a       -       (7.4)       n/a
--------------                   -------   ------    -----   ------     ------     ------  ------     ------     ------
                                    47.6     41.1     15.8        -       41.1       15.8    (1.8)      45.8       11.4
US                                 173.8    167.1      4.0     (7.1)     160.0        8.6       -      173.8        8.6
--------------                   -------   ------    -----   ------     ------     ------  ------     ------     ------
                                   221.4    208.2      6.3     (7.1)     201.1       10.1    (1.8)     219.6        9.2
--------------                   -------   ------    -----   ------     ------     ------  ------     ------     ------
Profit before tax                  213.2    200.4      6.4     (6.7)     193.7       10.1    (1.5)     211.7        9.3
--------------                   -------   ------    -----   ------     ------     ------  ------     ------     ------
Profit for the financial period    141.5    130.8      8.2     (4.4)     126.4       11.9    (0.9)     140.6       11.2
--------------                   -------   ------    -----   ------     ------     ------  ------     ------     ------
Earnings per share                   8.2p     7.5p     9.3     (0.2)p      7.3p      12.3    (0.1)p      8.1p      11.0
--------------                   -------   ------    -----   ------     ------     ------  ------     ------     ------

12. Post balance sheet event

On 5 February 2007, the Company redenominated its share capital into US dollars by way of a reduction in capital and subsequent issue and allotment of new dollar ordinary shares, which had been approved by shareholders on 12 December
2006 and received Court approval on 31 January 2007.

The nominal value of each dollar denominated ordinary share is 0.9 cent, and shareholders received one new dollar denominated ordinary share for each sterling ordinary share held. The new shares have the same rights and restrictions as the previously issued ordinary shares and the existing share certificates remain valid.

Additionally, to comply with UK listing requirements, £50,000 of share capital is required to be held denominated in pounds sterling to which end 50,000 deferred shares of £1 each were allotted and issued, credited to the Company
Secretary of the Company on 5 February 2007. These shares have limited and deferred rights.

                                                          No of shares       $m

Authorised at 5 February 2007:
Ordinary shares of 0.9 cent each                         5,929,874,019     53.4
Deferred shares of £1 each                                      50,000      0.1

Allotted, called up and fully paid at 5 February 2007:
Ordinary shares of 0.9 cent each                         1,713,533,809     15.4
Deferred shares of £1 each                                      50,000      0.1

13. Reconciliation of Adopted IFRS to US GAAP

Effect on profit for the financial period of differences between Adopted IFRS and US GAAP

                                                          53 weeks       52 weeks
                                                            ended          ended
                                                       3 February     28 January
                                                             2007           2006
-----------------------------------                     ---------      ---------
                                                             £m             £m
-----------------------------------                     ---------      ---------

Profit for the financial period in
accordance with Adopted IFRS                              141.5          130.8
-----------------------------------                     ---------      ---------

Pensions                                                   (2.4)          (1.8)
Sale and leaseback transactions                             0.8            0.8
Returns provisions                                            -           (6.0)
Share-based payment                                        (2.4)           4.4
Asset retirement obligations                                  -           (1.0)
Taxation                                                    0.1            5.0
-----------------------------------                     ---------      ---------

US GAAP adjustments before change in
accounting principle                                       (3.9)           1.4
Cumulative effect of change in
accounting principle                                       (3.2)             -
-----------------------------------                     ---------      ---------

Retained profit attributable to
shareholders in accordance with US
GAAP                                                      134.4          132.2
-----------------------------------                     ---------      ---------

Earnings per ADS in accordance with
US GAAP - basic                                            77.8p          76.1p
        - diluted                                          76.1p          76.0p
Weighted average number of ADSs
outstanding (million) - basic                             172.8          173.7
                      - diluted                           176.5          174.0
-----------------------------------                     ---------      ---------

Effect on shareholders' funds of differences between Adopted IFRS and US GAAP

                                                             2007         2006
-----------------------------------                       ---------    ---------
                                                               £m           £m
-----------------------------------                       ---------    ---------

Shareholders' funds in accordance with Adopted IFRS         886.3        878.9
-----------------------------------                       ---------    ---------

Goodwill in respect of acquisitions (gross)                 462.4        501.0
Adjustment to goodwill                                      (53.7)       (59.7)
Accumulated goodwill amortisation                          (142.0)      (153.0)
Sale and leaseback transactions                              (6.2)        (7.1)
Pensions                                                        -         14.4
Depreciation of properties                                   (2.5)        (2.5)
Revaluation of properties                                    (4.3)        (4.3)
Share-based payment                                         (10.8)           -
Taxation                                                      1.7         (2.2)
-----------------------------------                       ---------    ---------
US GAAP adjustments                                         244.6        286.6
-----------------------------------                       ---------    ---------
Shareholders' funds in accordance with US GAAP            1,130.9      1,165.5
-----------------------------------                       ---------    ---------

Reconciliation of shareholders' funds in accordance with
US GAAP

Shareholders' funds at beginning of period                  1,165.5    1,056.0
Adoption of FAS 123(R)                                         (2.8)         -
-----------------------------------                         ---------  ---------
                                                            1,162.7    1,056.0
Retained profit attributable to shareholders                  134.4      132.2
(Purchase)/issue of shares (net)                              (29.6)       1.9
Increase/(decrease) in additional paid-in capital               1.2       (0.3)
Dividends paid                                                (57.8)     (52.7)
Other comprehensive income/(expense)                           21.8      (18.1)
Translation differences                                       (85.0)      46.5
-----------------------------------                         ---------  ---------
                                                            1,147.7    1,165.5
Adoption of FAS 158                                           (16.8)         -
-----------------------------------                         ---------  ---------
Shareholders' funds at end of period                        1,130.9   1,165.5
-----------------------------------                         ---------  ---------

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   April 18, 2007